Exhibit 99.1

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Statement of Financial Position

As of June 30, 2020 and December 31, 2019

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Note	June 30, 2020 (1)	June 30, 2020		December 31, 2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4	$1,797	Ps.	41,473	Ps.	20,491
Trade receivables, net	5	398		9,185		15,476
Inventories	6	432		9,967		10,538
Recoverable taxes		223		5,141		7,567
Other current financial assets	7	133		3,063		1,076
Other current assets	7	70		1,629		1,648

Total current assets		3,053		70,458		56,796

NON CURRENT ASSETS
Investments in other entities		368		8,491		9,751
Rights of use assets	8	53		1,225		1,382
Property, plant and equipment, net	9	2,655		61,276		61,187
Intangible assets, net	10	4,737		109,339		112,050
Deferred tax assets		491		11,333		10,432
Other non-current financial assets	14	223		5,143		204
Other non-current assets		200		4,636		6,037

Total non-current assets		8,727		201,443		201,043

TOTAL ASSETS		$11,780	Ps.	271,901	Ps.	257,839

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Bank loans and notes payable	12	$589	Ps.	13,590	Ps.	882
Current portion of non-current debt	12	158		3,657		10,603
Current portion of lease liabilities	8	21		493		483
Interest payable		30		682		439
Suppliers		702		16,213		19,832
Accounts payable		462		10,669		10,331
Taxes payable		300		6,915		7,156
Other current financial liabilities	19	254		5,864		1,284

Total current liabilities		2,516		58,083		51,010

NON-CURRENT LIABILITIES
Bank loans and notes payable	12	3,208		74,039		58,492
Post-employment and other non-current employee benefits		156		3,612		3,293
Non-current portion of lease liabilities	8	35		817		900
Deferred tax liabilities		85		1,958		3,771
Other non-current financial liabilities	19	17		401		1,897
Provisions and other non-current liabilities	19	309		7,108		8,791

Total non-current liabilities		3,810		87,935		77,144

TOTAL LIABILITIES		6,326		146,018		128,154

EQUITY
Common stock		89		2,060		2,060
Additional paid-in capital		1,974		45,560		45,560
Retained earnings		3,044		70,270		75,820
Other equity instruments		(75)		(1,740)		(1,740)
Acumulative other comprehensive income		169		3,904		1,234

Equity attributable to equity holders of the parent		5,201		120,054		122,934

Non-controlling interest in consolidated subsidiaries	15	253		5,829		6,751

TOTAL EQUITY		5,454		125,883		129,685

TOTAL LIABILITIES AND EQUITY		$11,780	Ps.	271,901	Ps.	257,839

(1)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these unaudited interim condensed consolidated statement of financial position.

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Income Statements

For the six-month periods ended June 30, 2020 and 2019.

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.), except for earnings per share amounts.

	Note	June 30, 2020 (1)	June 30, 2020		June 30, 2019
Net sales	21	$3,805	Ps.	87,821	Ps.	93,909
Other operating revenues		23		520		535

Total revenues		3,828		88,341		94,444
Cost of goods sold		2,105		48,593		51,349

Gross profit		1,723		39,748		43,095

Administrative expenses		162		3,733		4,385
Selling expenses		1,058		24,399		25,578
Other income	13	17		384		364
Other expenses	13	82		1,896		1,404
Interest expense	12	203		4,691		3,475
Interest income		24		556		551
Foreign exchange (gain) loss, net		(21)		(493)		199
Monetary position (gain) loss, net		(8)		(175)		30
Market value (gain) loss on financial instruments		—		(1)		—

Income before income taxes from continuing operations and share of profit in equity accounted investees		288		6,638		8,939
Income taxes	18	91		2,091		2,519
Share in the profit of equity accounted investees, net of tax		(6)		(144)		(64)

CONSOLIDATED NET INCOME		191		4,403		6,356

Controlling interest from continuing operations		202		4,659		6,087
Non-controlling interest from continuing operations		(11)		(256)		269

CONSOLIDATED NET INCOME		$191	Ps.	4,403	Ps.	6,356

Basic earnings per share from continuing operations	17	$0.01	Ps.	0.28	Ps.	0.36
Diluted earnings per share from continuing operations	17	$0.01	Ps.	0.28	Ps.	0.36

Shares	17	16,807		16,807		16,807

(1)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these unaudited interim condensed consolidated income statements.

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

For the six-month periods ended June 30, 2020 and 2019.

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Note	June 30, 2020 (1)	June 30, 2020		June 30, 2019
CONSOLIDATED NET INCOME		$191	Ps.	4,403	Ps.	6,356

Other comprehensive income, net of taxes:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Valuation of the effective portion of derivative financial instruments		58		1,349		(645)
Exchange differences on the translation of foreign operations and associates		39		889		(825)

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods		97		2,238		(1,470)

Items that will not to be reclassified to profit or loss in subsequent periods:
Remeasurements of the net defined benefit liability		(10)		(234)		(7)

Other comprehensive loss) not being reclassified to profit or loss in subsequent periods		(10)		(234)		(7)

Total other comprehensive income (loss), net of tax		87		2,004		(1,477)

Consolidated comprehensive income (loss), net of tax		$278	Ps.	6,407	Ps.	4,879

Attributable to:
Equity holders of the parent from continuing operations		$318	Ps.	7,329	Ps.	4,742
Non-controlling interest from continuing operations		(40)		(922)		137

Consolidated comprehensive income for the year, net of tax		$278	Ps.	6,407	Ps.	4,879

(1)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these unaudited interim condensed consolidated statements of comprehensive income.

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

For the six-month periods ended June 30, 2020 and 2019.

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Notes	Capital Stock		Additional paid-in capital		Retained earnings		Other Equity Instruments		Valuation of the effective portion of derivative financial instrument		Exchange differences on Translation of Foreign Operations and Associates		Remeasurements of the net defined benefit liability		Equity Attributable to Equity Holders of the Parent		Non- ontrolling interest		Total Equity
Balances at December 31, 2018		Ps	. 2,060	Ps.	45,560		Ps. 71,270	Ps.	(1,524)	Ps.	(149)	Ps.	8,071	Ps.	(344)	Ps.	124,944	Ps.	6,806	Ps.	131,750

Accounting standard adoption effects, net of tax			—		—		(114)		—		—		—		—		(114)		—		(114)

Balances as of January 1, 2019			2,060		45,560		71,156		(1,524)		(149)		8,071		(344)		124,830		6,806		131,636

Net income			—		—		6,087		—		—		—		—		6,087		269		6,356
Other comprehensive income (loss), net of tax			—		—		—		—		(619)		(719)		(7)		(1,345)		(132)		(1,477)

Total comprehensive income (loss)			—		—		6,087		—		(619)		(719)		(7)		4,742		137		4,879
Dividends declared			—		—		(7,437)		—		—		—		—		(7,437)		(3)		(7,440)

Balances as of June 30, 2019		Ps.	2,060	Ps.	45,560	Ps.	69,806	Ps.	(1,524)	Ps.	(768)	Ps.	7,352	Ps.	(351)	Ps.	122,135	Ps.	6,940	Ps.	129,075

	Notes	Capital Stock		Additional paid-in capital		Retained earnings		Other Equity Instruments		Valuation of the effective portion of derivative financial instrument		Exchange differences on Translation of Foreign Operations and Associates		Remeasurements of the net defined benefit liability		Equity Attributable to Equity Holders of the Parent		Non- ontrolling interest		Total Equity
Balances as of January 1, 2020		Ps.	2,060		Ps.45,560	Ps.	75,820	Ps.	(1,740)	Ps.	(968)	Ps.	3,057	Ps.	(855)	Ps.	122,934	Ps.	6,751	Ps.	129,685

Net income			—		—		4,659		—		—		—		—		4,659		(256)		4,403
Other comprehensive income (loss), net of tax			—		—		—		—		1,293		1,611		(234)		2,670		(666)		2,004

Total comprehensive income (loss)			—		—		4,659		—		1,293		1,611		(234)		7,329		(922)		6,407
Dividends declared			—		—		(10,209)		—		—		—		—		(10,209)		—		(10,209)

Balances as of June 30, 2020		Ps.	2,060	Ps.	45,560	Ps.	70,270	Ps.	(1,740)	Ps.	325	Ps.	4,668	Ps.	(1,089)	Ps.	120,054	Ps.	5,829	Ps.	125,883

The accompanying notes are an integral part of these unaudited interim condensed consolidated statements of changes in equity.

COCA COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six-month period ended June 30, 2020 and 2019.

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	June 30, 2020 (1)	June 30, 2020		June 30, 2019
OPERATING ACTIVITIES
Income before income taxes from continuing operations	$282	Ps.	6,494	Ps.	8,875

Adjustments for:
Non-cash operating (income) expenses	1		16		96
Depreciation	186		4,290		4,237
Depreciation right-of-use	12		287		256
Amortization	22		497		533
Amortization prepaid expenses	13		319		300
Gain on disposal of long-lived assets	(1)		(26)		(17)
Write-off of long-lived assets	6		146		70
Share of the loss of equity method, net of taxes	6		144		64
Interest income	(24)		(556)		(551)
Interest expense	203		4,691		3,475
Foreign exchange (income) loss, net	(21)		(493)		199
Non-cash movements in post-employment and other non-current employee benefits obligations	6		146		113
Impairment	39		903		—
Monetary position, (loss) gain, net	(8)		(175)		30
Market value loss on financial instruments	—		(1)		—
(Increase) decrease:
Accounts receivable and other current assets	256		5,905		3,168
Other current financial assets	(7)		(173)		(93)
Inventories	24		543		(167)
Suppliers and other accounts payable	(147)		(3,402)		(945)
Other liabilities	(1)		(34)		(124)
Other taxes	67		1,556		(400)
Employee benefits paid	(15)		(348)		(290)
Income taxes paid	(112)		(2,589)		(2,905)

Net cash flows generated from operating activities continuing operations	787		18,140		15,924

INVESTING ACTIVITIES
Interest received	24		556		551
Acquisitions of long-lived assets	(147)		(3,397)		(3,542)
Proceeds from the sale of long-lived assets	6		142		229
Acquisition of intangible assets	(12)		(271)		(130)
Other non-current assets	(16)		(367)		(515)
Dividends received from investments in associates and joint ventures	1		16		—
Investment in financial assets	(11)		(257)		(202)

Net cash flows (used in) investing activities from continuing operations	(155)		(3,578)		(3,609)

FINANCING ACTIVITIES
Proceeds from borrowings, net of emission expenses	1,780		41,095		213
Repayment of borrowings	(1,196)		(27,618)		(5,020)
Interest paid	(159)		(3,661)		(2,320)
Dividends paid	(221)		(5,105)		(3,722)
Interest paid on leases	(3)		(59)		(72)
Payments of leases	(12)		(277)		(226)
Other financing activities	(35)		(812)		(777)

Net cash flows generated by (used in) financing activities for continuing operations	154		3,563		(11,924)

Net increase in cash and cash equivalents from continuing operations	786		18,125		391

Cash and cash equivalents at the beginning of the period	888		20,491		23,727

Effects of exchange rate changes and inflation effects on cash and cash equivalents held in foreign currencies	123		2,857		(633)

Cash and cash equivalents at the end of the period	$1,797	Ps.	41,473	Ps.	23,485

(1)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these interim condensed consolidated statements of cash flows.

Note 1. Activities of the Company

Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA”) is a Mexican corporation, mainly engaged in acquiring, holding and transferring all types of bonds, shares and marketable securities. Coca-Cola FEMSA and its subsidiaries (the “Company”), as an economic unit, are engaged in the production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Brazil, Uruguay, Argentina and until November 2018 in Philippines.

Coca-Cola FEMSA is indirectly owned by Fomento Economico Mexicano, S.A.B. de C.V. (“FEMSA”), which holds 47.2% of its capital stock and 56% of its voting shares and The Coca-Cola Company (“TCCC”), which indirectly owns 27.8% of its capital stock and 32.9% of its voting shares. The remaining Coca-Cola FEMSA shares trade on the Bolsa Mexicana de Valores, S.A.B. de C.V. (BMV: KOF UBL) as series “L” shares which represents 15.6% of our common equity and its American Depositary Shares (“ADS”) (equivalent to ten series “L” shares) trade on the New York Stock Exchange, Inc (NYSE: KOF) as series “B” which represents 9.4% of our common equity. The address of its registered office and principal place of business is Mario Pani No. 100 Col. Santa Fe Cuajimalpa, Delegacion Cuajimalpa de Morelos, Mexico City, 05348, Mexico.

The most significant subsidiaries which the Company controls are discloed in Note 1 of our annual consolidated financial statements.

Note 2. Basis of Preparation

2.1 Statement of compliance

These condensed consolidated interim financial statements were prepared in accordance with International Accounting Standards — IAS 34 Interim Financial Reporting (“IAS 34”). They do not include all the information required for a complete set of IFRS financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of Coca- Cola FEMSA since our last audited annual consolidated financial statements as of and for the year ended December 31, 2019.

The accompanying condensed consolidated statement of financial position as of June 30, 2020, as well as the condensed consolidated statements of income, comprehensive income (loss), cash flows and changes in equity for the six-month periods ended June 30, 2020 and 2019, and their related disclosures included in these notes, are unaudited. significant accounting policies are described in Note 2.3 and 3.

These interim condensed consolidated financial statements and notes were authorized for issuance by the Company’s Chief Executive Officer Constantino Spas Montecinos on August 24, 2020, based on figures approved by the Company’s Board of Directors on July 22, 2020; subsequent events have been considered through that date.

2.2 Basis of measurement and presentation

The consolidated financial statements have been prepared on historical cost basis, except for the following:

•	Derivative financial instruments.

•	Trust assets of post-employment and other long-term employee benefit plans.

•	Investments in equity instruments and some financial liabilities.

The financial statements of subsidiaries whose functional currency is the currency of a hyperinflationary economy are restated in terms of the measuring unit at the end of the reporting period.

2.2.1 Presentation of consolidated income statement

The Company’s consolidated income statement classifies its related costs and expenses by function accordingly within the industry practices in which the Company operates.

2.2.2 Presentation of consolidated statements of cash flows

The Company’s consolidated statement of cash flows is presented using the indirect method.

2.2.3 Convenience translation to U.S. dollars ($)

The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”) and rounded to the nearest million unless stated otherwise. However, solely for the convenience of the readers, the consolidated statement of financial position, as of June 30, 2020 the consolidated income statement, the consolidated statement of comprehensive income and consolidated statement of cash flows for the six-month period year ended June 30, 2020 were converted into U.S. dollars at closing exchange rate of 23.08 Mexican pesos per U.S. dollar as published by the Federal Reserve Bank of New York as of June 30, 2020. This arithmetic conversion should not be construed as representation that amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate.

As explained in Note 2.1 above, as of August 14, 2020 the exchange rate was Ps. 22.02 per U.S. dollar, an appreciation of 4.61% since June 30, 2020.

2.3 Critical accounting judgments and estimates

For the application of the Company’s accounting policies, as described in Note 3, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if it affects only such period or in the current or subsequent periods of the revision if this affects both. In the process of applying the Company’s accounting policies, management has made the following judgements with most significant effects on the consolidated financial statements.

Critical accounting judgments and estimates applied to these condensed consolidated interim financial statement as of June 30, 2020 are the same as those mentioned in our last audited annual consolidated financial statements as of and for the year ended December 31, 2019.

2.4 Application of recently issued accounting standards

In the following sentences are presented a list of the new and modify standards, which have been issued by the ISAB, and that are applicable for annual periods starting January 1st, 2020.

Modifications to the Conceptual Framework

The Conceptual Framework for Financial Information (“Conceptual Framework”) have been issued on March 2018 replacing the previous version of the Conceptual Framework issued on 2010. The Conceptual Framework describes the purpose and concepts of general purpose for the financial information. The purpose of the Conceptual Framework is to:

a)	Help to the IASB to develop standards that are based on consistent concepts;

b)	Assist to preparers to develop congruent accounting policies when no Standard is applicable to a specific transaction or event, or when a Standard allows an accounting policy option; and

c)	Help to all parties to understand and interpret the Standards.

The Conceptual Framework is not a Standard. No content of the Conceptual Framework prevails over any Standard or requirement of a Standard.

The Conceptual Framework is effective immediately for the IASB and the IFRIC, and is effective for periods beginning on or after January 1, 2020, and its early application is permitted, for companies that use the Conceptual Framework to develop their accounting policies when IFRS are not applicable for a particular transaction.

The modification did not have an impact in the Company´s consolidated financial statements.

Modifications to IFRS 3 Definition of a Business (“IFRS 3”)

It was issued in October 2018. The modified decision emphasize that the final purpose of a business is to provide goods and services to the clients, While the previous definition was focused on the yields in dividend terms, less costs or other economic benefits for the investors and others. The distinction between a business and a group of assets is important because an acquirer recognize goodwill when acquires a business.

The modifications to IFRS 3 are effectives on January 1st, 2020. The modification did not have an impact in the Company´s consolidated financial statements.

Modifications to IAS 1 and IAS 8 Definition of Material or relative importance (“IAS 1” and “IAS 8”).

The definition of material or relative importance helps companies determine whether information about an item, transaction or other event should be provided to the users of the financial statements. However, companies had difficulty using the above definition in making judgments about materiality or relative importance in the preparation of the financial statements. Accordingly, the IASB published new definitions (Amendments to IAS 1 and IAS 8) in October 2018.

a)	Previous definition:

Omissions of information or inaccuracies are material, or have relative importance if they can, individually or in whole, influence in the economic decisions taken by the users of the information on the base of the financial statements.

b)	New definition:

Information is material if its omission, inaccuracy or concealment can be reasonably be expected to influence the decisions that the principal users of the financial information take on the base of the financial statements.

The definition of “material” in the IAS 8 is replaced by a reference to the IAS 1. In addition, to ensure the consistent, the IASB has modified the rest of the affected standards. The modifications that are effective on January 1st, 2020, with mandatory prospective application and its early application is permitted. The modification did not have an impact in the Company´s consolidated financial statements.

Interest Rate Benchmark Reform—Amendments to IFRS 9, IAS 39 and IFRS 7

In September 2019, the IASB issued amendments to IFRS 9, IAS 39 and IFRS 7 Financial Instruments: Disclosures, which concludes phase one of its work to respond to the effects of Interbank Offered Rates (IBOR) reform on financial reporting. The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark with an alternative nearly risk-free interest rate (an RFR).

The amendments include a number of reliefs, which apply to all hedging relationships that are directly affected by IBOR reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument.

Application of the reliefs is mandatory. The first three reliefs provide for:

•	The assessment of whether a forecast transaction (or component thereof) is highly probable

•	Assessing when to reclassify the amount in the cash flow hedge reserve to profit and loss

•	The assessment of the economic relationship between the hedged item and the hedging instrument

For each of these reliefs, it is assumed that the benchmark on which the hedged cash flows are based (whether or not contractually specified) and/or, for relief three, the benchmark on which the cash flows of the hedging instrument are based, are not altered as a result of IBOR reform.

A fourth relief provides that, for a benchmark component of interest rate risk that is affected by IBOR reform, the requirement that the risk component is separately identifiable need be met only at the inception of the hedging relationship. Where hedging instruments and hedged items may be added to or removed from an open portfolio in a continuous hedging strategy, the separately identifiable requirement need only be met when hedged items are initially designated within the hedging relationship.

To the extent that a hedging instrument is altered so that its cash flows are based on an RFR, but the hedged item is still based on IBOR (or vice versa), there is no relief from measuring and recording any ineffectiveness that arises due to differences in their changes in fair value.

The reliefs continue indefinitely in the absence of any of the events described in the amendments. When an entity designates a group of items as the hedged item, the requirements for when the reliefs cease are applied separately to each individual item within the designated group of items.

The amendments also introduce specific disclosure requirements for hedging relationships to which the reliefs are applied.

The amendments are effective for annual periods beginning on or after 1 January 2020 and must be applied retrospectively. However, any hedge relationships that have previously been de-designated cannot be reinstated upon application, nor can any hedge relationships be designated with the benefit of hindsight. Early application is permitted and must be disclosed. The modification did not have an impact in the Company´s consolidated financial statements.

Amendment to IFRS 16—Covid-19 related rental concessions

The amendment allows an optional practical expedient that simplifies how tenants account the rental concessions, arising as a direct consequence for the COVID-19 pandemic.

The practical file will only be applied if:

•	the new consideration is substantially equal to or lesser than the original consideration;

•	the decrease in the lease payments refers to rental payments that occur before June 30, 2021; and

•	no other substantial changes to the lease terms have been made.

Those lessees who apply this practical file must disclose:

•

The fact that the practical expedient has been applied to all eligible rental concessions and, if applicable to some selected ones; the nature of the contracts to which they have applied the practical file; and

•	the amount recognized in results for the reporting period that arises from the application of the practical file.

This amendment does not provide a practical expedient for lessors. Lessors are required to continue evaluating whether the rental concessions are lease modifications and justify them accordingly.

These modifications are effective for periods beginning on or after June 1, 2020, with earlier application permitted. The Company had no significant impact from the application of this amendment.

Note 3. Significant Accounting Policies

The accounting policies that were applied to these consolidated condensed interim financial statements as of and for the six-month period June 30, 2020, except for those newly issued financial reporting standards effective January 1, 2020, are the same as those applied by Coca-Cola FEMSA in its audited annual consolidated financial statements as at and for the year ended December 31, 2019.

The translation of assets and liabilities denominated in foreign currencies into Mexican pesos is for consolidation purposes and does not indicate that the Company could realize or settle the reported value of those assets and liabilities in Mexican pesos. Additionally, this does not indicate that the Company could return or distribute the reported Mexican peso value in equity to its shareholders.

	Exchange Rates of Local Currencies Translated to Mexican Pesos (1)
	Functional / Recording Currency	Average Exchange Rate as of		Exchange Rate as of
Country or Zone	Currency	June 30, 2020	June 30, 2019	June 30, 2020	December 31, 2019
Mexico	Mexican peso	1.00	1.00	1.00	1.00
Guatemala	Quetzal	2.89	2.50	2.98	2.45
Costa Rica	Colon	0.04	0.03	0.04	0.03
Panama	U.S. dollar	22.27	19.27	22.97	18.85
Colombia	Colombian peso	0.01	0.01	0.01	0.01
Nicaragua	Cordoba	0.65	0.58	0.67	0.56
Argentina	Argentine peso	0.32	0.44	0.33	0.31
Brazil	Reais	4.29	4.99	4.19	4.68
Uruguay	Uruguayan peso	0.52	0.55	0.54	0.51

(1)	Exchange rates published by the Central Bank of each country where the Company operates.

3.1 Recognition of the effects of inflation in countries with hyperinflationary economic environments

The Company recognizes the effects of inflation on the financial information of its subsidiaries that operates in hyperinflationary economic environments (when cumulative inflation of the three preceding years is approaching, or exceeds, 100% or more in addition to other qualitative factors).

As of June 30, 2020 and December 31, 2019, the operations of the Company are classified as follows:

Country	Cumulative Inflation 2017-2020	Type of Economy	Cumulative Inflation 2016-2019	Type of Economy
Mexico	12.8%	Non-hyperinflationary	13.2%	Non-hyperinflationary
Guatemala	11.4%	Non-hyperinflationary	11.8%	Non-hyperinflationary
Costa Rica	4.7%	Non-hyperinflationary	5.8%	Non-hyperinflationary
Panama	0.1%	Non-hyperinflationary	0.5%	Non-hyperinflationary
Colombia	9.7%	Non-hyperinflationary	11.0%	Non-hyperinflationary
Nicaragua	16.1%	Non-hyperinflationary	15.6%	Non-hyperinflationary
Argentina	192.5%	Hyperinflationary	179.4%	Hyperinflationary
Brazil	9.6%	Non-hyperinflationary	11.1%	Non-hyperinflationary
Uruguay	28.6%	Non-hyperinflationary	22.0%	Non-hyperinflationary

3.2 Leases

In accordance with IFRS 16, the Company evaluates whether a contract is, or contains a lease when the contract transfers the right to control the control of an identified asset during a period of time in exchange for a consideration.

The Company evaluates whether a contract is a lease agreement when:

•

The contract involves the use of an identified asset—this can be specified explicitly or implicitly, and must be physically distinct or represent substantially the entire capacity of a physically distinct asset. If the lessor has substantive substitution rights, the asset is not identified;

•	The Company has the right to receive substantially all the economic benefits of the use of the asset throughout the period of use;

•

The Company has the right to direct the use of the asset when it has the right to make the most relevant decisions about how, and for what purpose the asset is used. When the use of the asset is predetermined, the Company has the right to direct the use of the asset if: i) has the right to operate the asset; or ii) designed the asset to pre- determine for what purpose it will be used.

Initial measurement

On the start date of the lease, the Company recognizes a right-of-use-asset and a leasing liability. The right-of-use asset is initially measure at cost, which includes the initial amount of the lease liability adjusted for any lease payment made during or before the initial application date. The right-of-use asset considers the incurred initial direct costs and an estimate of the costs to dismantle and eliminate the underlying asset, or to restore the underlying asset or the place where it is located, less any lease incentive received.

The lease liability is initially measured at the present value of future lease payments for the period remaining at the date of initial application. Such payments are discounted using the incremental rate of the Company, which is considered as the rate that the Company would have to pay for a similar period financing, and with a similar guarantee, to obtain an asset of similar value to the leased asset. For the Company, the discount rate used to measure the right-of-use asset and the lease liability is the rate related to the Company’s financing cost.

Lease payments included in the measurement of the lease liability include the following:

•	Fixed payments, including payments that are substantially fixed;

•	Variable lease payments that depends of an index or a rate, initially measured using the index or the rate as of the lease beginning date;

•

The price related to a purchase option that the Company has reasonable exercising certainty, an option to extend the contractual agreement and penalties for early termination of the lease agreement, unless the Company has reasonable certainty of not exercising those options.

•	Amounts payable for residual value guarantees;

•	Payments for early cancellation, if this option is contemplated on the lease conditions.

The Company does not recognize a right-of-use asset and lease liability for those short-term agreements with a contractual period of 12 months or less and leases of low-value assets, mainly information technology equipment used by employees, such as laptops and desktops, handheld devices and printers. The Company recognizes the lease payments associated with these agreements as an expense in the consolidated statement of income as they are incurred.

Subsequent Measurement

The right-of-use asset is subsequently depreciated using the straight-line method from the start date over to the shortest period between the useful life of the right-of-use asset (term of the lease agreement) and the useful life of the related leased asset. In addition, the right-of-use asset is periodically evaluated for impairment and adjusted for some lease liability remedies.

Lease liabilities are subsequently measured at amortized cost using the effective interest rate method. The Company re-measures the lease liability without modifying the incremental discount rate when there is a modification in future lease payments under a residual value guarantee or if the modification arises from a change in the index or rate when they are variable payments. The lease liability is measured again using a new incremental discount rate at the date of modification when:

•	An option to extend or terminate the agreement is exercised by modifying the non-cancelable period of the contract;

•	The Company changes its assessment of whether it will exercise a purchase option.

When the lease liability is measured again, an adjustment is made to the corresponding carrying amount of the right of use asset, or is recorded in profit or loss if the carrying amount of the asset by right of use has been reduced to zero.

A modification to the lease agreement is accounted for as a separate agreement if the following two conditions are met:

i)	The modification increases the scope of the lease by adding the right to use one or more underlying assets; and

ii)

The consideration of the lease is increased by an amount proportional to the independent price of the increase in scope and by any adjustment to that independent price to reflect the contract circumstances.

In the consolidated statements of income, the interest expense of the lease liability is presented as a component of the financial expense, unless they are directly attributable to qualified assets, in which case they are capitalized according to the Company financing cost accounting policy. The right-of-use assets are measured according to the cost model, depreciated during the lease term using the straight line and recognized in the consolidated statement of income.

Improvements in leased properties are recognized as part of property, plant and equipment in the consolidated statement of financial position and amortized using the straight-line method, for the shortest period between the useful life of the asset and the term of the related lease.

Note 4. Cash and Cash Equivalents

Includes cash on hand and in bank deposits and cash equivalents, which are short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value, with a maturity date of three months or less at their acquisition date. Cash and cash equivalents at the end of the reporting period as shown in the interim condensed consolidated statements of financial position and cash flows is comprised of the following:

	June 30, 2020		December 31, 2019
Cash and bank balances	Ps.	12,097	Ps.	4,641
Cash equivalents		29,376		15,850

	Ps.	41,473	Ps.	20,491

Note 5. Trade Accounts Receivable, Net

As of June 30, 2020 and December 31, 2019, Company’s trade accounts receivables, net are as follows:

	June 30, 2019		December 31, 2019
Trade receivables	Ps.	6,665	Ps.	11,277
The Coca-Cola Company (related party) (Note 11)		931		802
Loans to employees		82		56
FEMSA and subsidiaries (related parties) (Note 11)		656		2,039
Other related parties (Note 11)		268		614
Other		1,198		1,181
Allowance for expected credit losses		(615)		(493)

	Ps.	9,185	Ps.	15,476

Note 6. Inventories

As of June 30, 2020 and December 31, 2019, Company’s inventories are Ps. 9,967 and Ps. 10,538, respectively. For the the six-month period ended June 30, 2020 and 2019, the Company recognized write-downs of its inventories for Ps. 29 and Ps. 121 respectively, to net realizable value.

Note 7. Other Current Assets and Other Current Financial Assets

As of June 30, 2020 and December 31, 2019, Company’s other current assets and other current financial assets totalled Ps. 4,692 and Ps. 2,724, respectively.

Note 8. Leases

For the six-month period ended as of June 30, 2020, the change in the Company’s right-of-use asset, is as follows:

	Ps. Total
Cost as of January 1, 2020		1,382
Additions		214
Disposals		(25)
Depreciation		(287)
Indexation effect		(19)
Hyperinflationary economies effect		8
Effects of changes in foreign exchange rates		(48)

	Ps	.1,225

As of June 30, 2020, Company’s lease liabilities, are as follows:

	June 30, 2020
Maturity analysis –
Less than one year	Ps.	493
One to three years		222
More than three years		595

Total lease liabilities at June 30, 2020		1,310

Current		493
Non-Current	Ps.	817

The interest expense for leases reported in the income statements for the six-month period ended June 30, 2020 and 2019 was Ps. 59 and Ps. 72 respectively.

The expenses for the low value assets and short-term leases reported in the income statements for the six-month period ended on June 30, 2020 and 2019 was Ps. 229 and Ps. 11 respectively.

For the six-month period ended June 30, 2020, the accumulated amount of concessions, decreases or cancellations for leases, which arose as a direct consequence of COVID-19, it is Ps. 2. The company applied the practical file to all decreases that met the criteria for the amendment to IFRS 16 effective as of June 1, 2020.

Note 9. Property, Plant and Equipment, Net

As of June 30, 2020 and December 31, 2019, Company’s property, plant and equipment, net are as follows:

	June 30, 2020		December 31, 2019
Land	Ps.	5,424	Ps.	5,258
Buildings		14,342		14,091
Machinery and equipment		20,894		20,521
Refrigeration equipment		9,227		9,378
Returnable bottles		6,091		6,061
Investments in fixed assets in progress		4,518		5,156
Leasehold improvements		389		417
Others		391		305

Total (1)	Ps.	61,276	Ps.	61,187

(1) Total includes Ps. 263 and Ps. 610 outstanding payment with suppliers, as of June 30, 2020 and December 31, 2019, respectively.

Note 10. Intangible Assets

As of June 30, 2020, and December 31, 2019, Company’s intangible assets are as follows:

	June 30, 2020		December 31, 2019
Rights to produce and distribute Coca-Cola trademark products	Ps.	79,753	Ps.	81,255
Goodwill		24,832		25,833
Other indefinite lived intangible assets		1,214		1,165
Technology cost and management systems		2,602		2,625
Systems in development		489		690
Others		449		482

	Ps.	109,339	Ps.	112,050

For the six-month period ended June 30, 2020 and 2019, allocation for amortization expense is as follows:

	June 30, 2020		June 30, 2019
Cost of goods sold	Ps.	12	Ps.	14
Administrative expenses		394		394
Selling expenses		91		125

	Ps.	497	Ps.	533

Note 11. Balances and transactions with related parties and affiliated companies

For the six-month period endend June 30, 2020, the company had significant operations with related parties of FEMSA for an amount of approximately of Ps. 3,436, mainly for purchase of coolers and other logistic and administrative expenses; The Coca-Cola Company for an amount of approximately of Ps. 15,097 mainly or the purchase of concentrate; and with Heineken for an amount of approximately Ps. 7,282, mailny for purchases of beer from Heineken Group.

For the six-month period ended June 30, 2019, the company had significant operations with related parties by FEMSA for an amount of approximately of Ps. 3,638, mainly for purchase of coolers and other logistic and administrative expenses; The Coca-Cola Company for an amount of approximately of Ps. 16,213 for the purchase of concentrate; and with Heineken for an amount of approximately of Ps. 8,393 for purchases of beer from Heineken Group, mainly.

Note 12. Bank Loans and Notes Payable

As of June 30, 2020, Company’s bank loans and notes payable are as follows:

	At June 30, (1)
(in millions of Mexican pesos)	2020		2021		2022		2023		2024		2025 and Thereafter		Carrying value at June 30, 2020		Fair value at June 30, 2020		Carrying value at December 31, 2019(1)
Short-term debt:
Fixed rate debt:
Colombian pesos
Bank loans	Ps.	244	Ps.	629	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	873	Ps.	873	Ps.	230
Interest rate		4.37%		5.20%		—		—		—		—		4.97%		—		4.37%
Argentine pesos
Bank loans		473		—		—		—		—		—		473		473		126
Interest rate		37.66%		—		—		—		—		—		37.66%		—		63.50%
Uruguayan pesos
Bank loans		73		563		—		—		—		—		636		636		63
Interest rate		13.16%		15.90%		—		—		—		—		15.59%		—		11.59%

Subtotal		790		1,192		—		—		—		—		1,982		1,982		419

Variable rate debt:
Mexican pesos
Bank loans		2,500		8,650		—		—		—		—		11,150		11,150		—
Interest rate		5.79%		7.03%		—		—		—		—		6.75%		—		—
Colombian pesos
Bank loans		458		—		—		—		—		—		458		458		431
Interest rate		3.06%		—		—		—		—		—		3.06%		—		4.66%
Argentine pesos
Bank loans		—		—		—		—		—		—		—		—		32
Interest rate		—		—		—		—		—		—		—		—		54.3%

Subtotal		2,958		8,650		—		—		—		—		11,608		11,608		463

Total short-term debt	Ps.	3,748	Ps.	9,842	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	13,590	Ps.	13,590	Ps.	882

(1) All interest rates shown in this table are weighted average contractual annual rates.

	At June 30, (1)
(in millions of Mexican pesos)	2020		2021		2022		2023		2024		2025 and Thereafter		Carrying value at June 30, 2020		Fair value at June 30, 2020		Carrying value at December 31, 2019(1)
Long-term debt:
Fixed rate debt:
U.S. Dollar
Yankee bond	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	41,962	Ps.	41,962	Ps.	43,894	Ps.	37,575
Interest rate		—		—		—		—		—		3.57%		3.57%		—		4.48%
Mexican pesos
Senior notes		—		2,499		—		7,497		—		11,485		21,481		22,484		18,484
Interest rate		—		8.27%		—		5.46%		—		7.73%		7.00%		—		6.95%
Brazilian reais
Bank loans		45		34		59		44		25		8		215		215		309
Interest rate		5.95%		6.06%		6.02%		6.16%		6.59%		6.62%		6.13%		—		6.05%
Uruguayan pesos
Bank loans		513		877		—		—		—		—		1,390		1,390		1,266
Interest rate		10.15%		10.77%		—		—		—		—		10.54%		—		10.01%

Subtotal		558		3,410		59		7,541		25		53,455		65,048		67,983		57,634

Variable rate debt:
Mexican pesos
Senior notes		—		—		1,457		—		—		1,723		3,180		3,213		1,459
Interest rate		—		—		5.86%		—		—		5.69%		5.77%		—		7.99%
Bank loans		—		—		—		—		—		9,335		9,335		9,400		9,358
Interest rate		—		—		—		—		—		6.05%		6.05%		—		8.20%
Colombian pesos
Bank loans		—		—		—		—		—		—		—		—		402
Interest rate		—		—		—		—		—		—		—		—		5.61%
Brazilian reais
Bank loans		80		28		25		—		—		—		133		133		242
Interest rate		7.45%		8.45%		8.44%		—		—		—		7.85%		—		7.82%

Subtotal		80		28		1,482		—		—		11,058		12,648		12,746		11,461

Total long-term debt	Ps.	638	Ps.	3,438	Ps.	1,541	Ps.	7,541	Ps.	25	Ps.	64,513	Ps.	77,696	Ps.	80,729	Ps.	69,095

Current portion of long term debt		638		3,019		—		—		—		—		3,657		—		10,603

Long-term debt	Ps.	—	Ps.	419	Ps.	1,541	Ps.	7,541	Ps.	25	Ps.	64,513	Ps.	74,039	Ps.	80,729	Ps.	58,492

(1)	All interest rates shown in this table are weighted average contractual annual rates.

During the first half of 2020 Coca-Cola FEMSA: i) issued a Yankee bond for an amount of $ 1,250 million (Ps. 28,170) at an interest rate of 2.75%, ii) issued Senior Notes in Mexico for an amount of Ps. 4,718, iii) celebrated short term bank loans in Mexico for an amount of Ps. 11,150, such loans were used to settled bank loans denominated in USD and for general corporate purposes. Additionally the Company obtained during the mentioned period bank loans in Uruguay, Colombia and Argentina for an amount of Ps. 1,664.

In addition, the Company: i) Fully paid the Yankee bond for $ 900 with a fixed interest rate of 3.88% and maturity on November 26, 2023, ii) Yankee bond matured for $ 500 with a fixed interest rate of 4.63% and maturity on February 15, 2020.

The Company has financing from different financial institutions under agreements that stipulate restrictive covenants, on maximum levels of leverage. As of the date of these consolidated financial statements, the Company is in compliance with all of its restrictive covenants.

For the six-month period ended June 30, 2020 and 2019, the interest expense is comprised as follows:

	June 30, 2020		June 30, 2019
Interest on debts and borrowings	Ps.	3,820	Ps.	2,219
Finance charges for employee benefits		117		99
Derivative instruments		610		1,006
Finance charges for leases		59		72
Finance operating charges		85		79

	Ps.	4,691	Ps.	3,475

Note 13. Other Income and Expenses

	June 30, 2020			June 30, 2019
Other income:
Gain on sale of long-lived assets	Ps.	142		Ps.	229
Cancellation of contingencies		—			68
Foreign exchange gain related to operating activities		—			67
Tax actualization effects		217	(1)		—
Other		25			—

	Ps.	384		Ps.	364

Other expenses:
Provisions for contingencies	Ps.	224		Ps.	350
Loss on the retirement of long-lived assets		146			70
Loss on sale of long-lived assets		116			211
Impairment on equity method investees		903	(2)		—
Severance payments		—			701	(3)
Donations		168			8
Foreign exchange loss related to operating activities		239			—
Other		100			64

	Ps.	1,896		Ps.	1,404

(1)

Following a favorable decision from Brazilian tax authorities received during 2019, Coca-Cola FEMSA has been entitled to reclaim indirect tax payments made in prior years in Brazil, resulting in the recognition of a tax credit and an extraordinary positive effect in the operating revenues and other income captions of the condensed consolidated income statements. See note 20.1.1.

(2)

As of June 30, 2020 the Company recognize an impairment on its joint ventures investment in Compañia Panameña de Bebidas, S.A.P.I. de C.V., for an amount of Ps. 402 and recognize an impairment on its associate investment in Leao Alimentos e Bebidas, LTDA. for an amount of Ps. 501.

(3)	During 2019, the Company incurred in reestructuing costs related to some of their operatons as part of an efficiency program.

Note 14. Financial Instruments

Fair Value of Financial Instruments

The Company measures the fair value of its financial assets and liabilities classified as level 1 and 2, applying the income approach method, which estimates the fair value based on expected cash flows discounted to net present value. The following table summarizes the Company’s financial assets and liabilities measured at fair value, as of June 30, 2020 and December 31, 2019:

	June 30, 2020		December 31, 2019
	Level 1	Level 2	Level 1	Level 2
Derivative financial instrument asset	124	7,741	91	905
Derivative financial instrument liability	250	179	47	2,191

14.1 Total debt

The fair value of bank loans is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for debt of similar amounts and maturities, which is considered to be Level 2 in the fair value hierarchy. The fair value of the Company’s publicly traded debt is based on quoted market prices as of of June 30, 2020 and December 31, 2019, which is considered to be Level 1 in the fair value hierarchy (See Note 12).

14.2 Forward agreements to purchase foreign currency

The Company has entered into forward agreements to reduce its exposure to the risk of exchange rate fluctuations among the Mexican peso and other currencies.

These instruments have been designated as cash flow hedges and are recognized in the consolidated statement of financial position at their estimated fair value which is determined based on prevailing market exchange rates to terminate the contracts at the end of the period. Changes in the fair value of these forwards are recorded as part of “cumulative other comprehensive income”. Net gain/ loss on expired contracts is recognized as part of foreign exchange or cost of goods sold, depending on the nature of the hedge in the consolidated income statements.

Net changes in the fair value of forward agreements that do not meet criteria for hedge accounting are recorded in the consolidated income statements under the caption “market value gain on financial instruments”.

As of June 30, 2020, the Company had the following outstanding forward agreements to purchase foreign currency:

Maturity Date	Notional Amount	Fair Value Liability June 30, 2020		Fair Value Asset June 30, 2020
2020	Ps.7,089	Ps.	(22)	Ps.	682
2021	4,399		(52)		89

As of December 31, 2019, the Company had the following outstanding forward agreements to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2019		Fair Value Asset December 31, 2019
2020	Ps.	7,692	Ps.	(315)	Ps.	20

14.3 Options to purchase foreign currency

The Company has executed call option and collar strategies to reduce its exposure to the risk of exchange rate fluctuations. A call option is an instrument that limits the loss in case of foreign currency depreciation. A collar is a strategy that combines call and put options, limiting the exposure to the risk of exchange rate fluctuations in a similar way as a forward agreement.

These instruments have been designated as cash flow hedges and are recognized in the consolidated statement of financial position at their estimated fair value which is determined based on prevailing market exchange rates to terminate the contracts at the end of the period. Changes in the fair value of these options, corresponding to the intrinsic value, are initially recorded as part of “cumulative other comprehensive income”. Changes in the fair value, corresponding to the extrinsic value, are recorded in the consolidated income statements under the caption “market value gain/ (loss) on financial instruments,” as part of the consolidated net income. Net gain/(loss) on expired contracts including the net premium paid, is recognized as part of cost of goods sold when the hedged item is recorded in the consolidated income statements.

At December 31, 2019, the Company paid a net premium of Ps. 3 million for the following outstanding collar options to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2019		Fair Value Asset December 31, 2019
2020	Ps.	107	Ps.	—	Ps.	2

14.4 Cross-currency swaps

The Company has contracts denominated as interest cross-currency rate swaps in order to reduce the risk emanated from interest rate and exchange rate fluctuation in the contracted obligations denominated in USD, hedging the total contracted loans. Exchange rate swaps are designated as hedge instruments where the Company changes the debt profile to the functional currency to reduce the exchange rate fluctuation risk.

The fair value is estimated using market prices that would apply to terminate the contracts at the end of the period. For accounting purposes, the cross currency swaps are recorded as Cash Flow Hedges in regards to the foreign exchange risk, and Fair Value Hedges in regards to the interest rate risk and foreign exchange risk. The fair value changes related to exchange rate fluctuations of the notional amount of those cross currency swaps and the accrued interest are recorded in the consolidated income statements. The remaining portion of the fair value changes, when designated as Cash Flow Hedges, are recorded in the consolidated statement of financial position in “cumulative other comprehensive income”. If they are designated as Fair Value Hedges the changes in this remaining portion are recorded in the income statements as “market value (gain) loss on financial instruments”.

At June 30, 2020, the Company had the following outstanding cross – currency swap agreements:

Maturity Date	Notional Amount		Fair Value Liability June 30, 2020		Fair Value Asset June 30, 2020
2020	Ps.	5,321	Ps.	—	Ps.	2,061
2021		466		—		35
2023		13,094		—		3,098
2027		8,040		—		942
2030		4,364		—		834

As of December 31, 2019, the Company had the following outstanding cross – currency swap agreements:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2019		Fair Value Asset December 31, 2019
2020	Ps.	13,788	Ps.	(297)	Ps.	781
2023		10,742		(594)		—
2027		6,596		(843)		—

14.5 Interest rate swaps

The Company has contracted a number of interest rate swaps to reduce its exposure to interest rate fluctuations associated with its debt denominated in BRL. These interest rate swaps, for accounting purposes are recorded as fair value hedges and the interest rate variation is recorded in the consolidated income statement as “market value (gain) loss on financial instruments”.

As of June 30, 2020, the Company has the following outstanding interest rate swap agreements:

Maturity Date	Notional Amount		Fair Value Liability June 30, 2020		Fair Value Asset June 30, 2020
2020	Ps.	5,321	Ps.	(105)	Ps.	—

As of December 31, 2019, the Company has the following outstanding interest rate swap agreements:

Maturity Date	Notional Amount	Fair Value Liability December 31, 2019		Fair Value Asset December 31, 2019
2020	Ps.4,365	Ps.	(142)	Ps.	—

The net effect of expired contracts treated as hedges are recognized as interest expense within the consolidated income statements.

14.6 Treasury Lock contracts

The Company has contracted a number of treasury locks to reduce its exposure to interest rate fluctuations associated with its USD debt These treasury locks, for accounting purposes are recorded as Cash Flow Hedges and the interest rate variation is recorded in the consolidated balance sheet as “cumulative other comprehensive income”.

At December 31, 2019, the Company had the following outstanding treasury locks agreements:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2019		Fair Value Asset December 31, 2019
2020	Ps.	10,365	Ps.	—	Ps.	102

14.7 Commodity price contract

The Company has entered into various commodity price contracts to reduce its exposure to the risk of fluctuation in the costs of certain raw material. The fair value is estimated based on the market valuations to terminate the contracts at the end of the period. These instruments are designated as cash flow hedges and the changes in the fair value are recorded as part of “cumulative other comprehensive income.”

The fair value of expired commodity price contract was recorded in cost of goods sold when the hedged item was recorded also in cost of goods sold.

As of June 30, 2020, Coca-Cola FEMSA had the following sugar price contracts:

Maturity Date	Notional Amount		Fair Value Liability June 30, 2020		Fair Value Asset June 30, 2020
2020	Ps.	1,164	Ps.	(92)	Ps.	30
2021		1,106		(18)		45
2022		299		—		6

As of June 30, 2020, Coca-Cola FEMSA had the following aluminum price contracts:

Maturity Date	Notional Amount		Fair Value Liability June 30, 2020		Fair Value Asset June 30, 2020
2020	Ps.	405	Ps.	(31)	Ps.	4
2021		463		—		18
2022		114		—		1

As of June 30, 2020, Coca-Cola FEMSA had the following PX+MEG contracts:

Maturity Date	Notional Amount		Fair Value Liability June 30, 2020		Fair Value Asset June 30, 2020
2020	Ps.	195	Ps.	(58)	Ps.	11
2021		839		(51)		9

As of December 31, 2019, Coca-Cola FEMSA had the following sugar price contracts:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2019		Fair Value Asset December 31, 2019
2020	Ps.	1,554	Ps.	(18)	Ps.	71
2021		98		—		7

As of December 31, 2019, Coca-Cola FEMSA had the following aluminum price contracts:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2019		Fair Value Asset December 31, 2019
2020	Ps.	394	Ps.	(1)	Ps.	5

As of December 31, 2019, Coca-Cola FEMSA had the following PX+MEG contracts:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2019		Fair Value Asset December 31, 2019
2020	Ps.	320	Ps.	(28)	Ps.	—

Note 15. Non-Controlling Interest in Consolidated Subsidiaries

An analysis of non-controlling interest in its consolidated subsidiaries as of June 30, 2020 and December 31, 2019 is as follows:

	June 30, 2020		December 31, 2019
Mexico	Ps.	5,050	Ps.	5,671
Colombia		23		21
Brazil		756		1,059

	Ps.	5,829	Ps.	6,751

Note 16. Dividends

At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 17, 2020, the shareholders approved a dividend of Ps. 10,209 that was paid 50% on May 5, 2020 and the remaining 50% will be paid on November 3, 2020.

At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 14, 2019, the shareholders approved a dividend of Ps. 7,437 that was paid 50% on May 3, 2018 and other 50% was paid on November 1, 2018. The corresponding payment to the non-controlling interest was Ps. 3.

Note 17. Earnings per Share

Basic earnings per share amounts are calculated by dividing consolidated net income for the year attributable to controlling interest by the weighted average number of shares outstanding during the period adjusted for the weighted average of own shares purchased in the period.

Diluted earnings per share amounts are calculated by dividing consolidated net income for the year attributable to equity holders of the parent by the weighted average number of shares outstanding during the period plus the weighted average number of shares for the effects of dilutive potential shares.

On January 31, 2019, the Board Directors of Coca Cola FEMSA approved:

(i)	An eight-for-one stock split (the “Stock Split”) of each series of shares of the Company;

(ii)	The issuance of Series B ordinary shares with full voting rights;

(iii)

The creation of units, comprised of 3 Series B shares and 5 Series L shares, to be listed for trading on the Mexican Stock Exchange (“BMV”) and in the form of American depositary shares (ADSs) on the New York Stock Exchange (“NYSE”); and

(iv)	Amendments to the Company’s bylaws mainly to give effect to the matters approved in paragraphs (i), (ii), and (iii), described above.

On March 22, 2019, the CNBV (Mexican National Banking and Securities Commission) approved and authorized the stock split.

As a result, (i) the percentage of ownership held by the Company’s shareholders did not change, and (ii) the percentage of ordinary shares with full voting rights was adjusted proportionally due to the issuance of the Series B shares, as set forth in the table below.

The capital stock of the Company prior to and immediately after the stock split is as follows:

Outstanding shares prior to the Stock Split:

Series of shares	Shareholders	Outstanding shares	% of the capital stock	% of ordinary shares with full voting rights
A	Wholly-owned subsidiary of Fomento Económico Mexicano, S.A.B. de C.V.	992,078,519	47.223%	62.964%
D	Wholly-owned subsidiaries of The Coca-Cola Company	583,545,678	27.777%	37.036%
L	Public float	525,208,065	25.0%	0%

Total		2,100,832,262	100%	100%

Outstanding shares after the Stock Split:

Series of shares	Shareholders	Outstanding shares	% of the capital stock	% of ordinary shares with full voting rights
A	Wholly-owned subsidiary of Fomento Económico Mexicano, S.A.B. de C.V.	7,936,628,152	47.223%	55.968%
D	Wholly-owned subsidiaries of The Coca-Cola Company	4,668,365,424	27.777%	32.921%
B	Public float	1,575,624,195	9.375%	11.11%
L	Public float	2,626,040,325	15.625%	0%

Total		16,806,658,096	100%	100%

The earnings per share for the six-month periods ended June 30, 2020 and 2019 have been adjusted retrospectively for comparative purposes based on the number of shares resulting from the stock split.

Basic and diluted earnings per share amounts are as follows:

	June 2020
	Per Series “A” Share	Per Series “D” Share	Per Series “B” Share	Per Series “L” Share
Consolidated net income	2,079	1,223	413	688
Consolidated net income attributable to equity holders of the parent- controlling operations	2,200	1,294	437	728
Weighted average number of shares for basic earnings per share (millions of shares)	7,937	4,668	1,576	2,626

	June 2019
	Per Series “A” Share	Per Series “D” Share	Per Series “B” Share	Per Series “L” Share
Consolidated net income	3,002	1,765	596	993
Consolidated net income attributable to equity holders of the parent- controlling operations	2,874	1,691	571	951
Weighted average number of shares for basic earnings per share (millions of shares)	7,937	4,668	1,576	2,626

Note 18. Income Taxes

18.1 Recoverable taxes

Recoverable taxes are mainly integrated by higher provisional payments of income tax during 2020 in comparison to prior year, which will be compensated in future years.

The operations in Guatemala, Panama, Nicaragua and Colombia are subject to a minimum tax, which is based primary on a percentage of assets and gross margin, except in the case of Panama and Nicaragua any payments are recoverable in future years, under certain conditions.

18.1.1 Exclusion of the State VAT (ICMS) on the Social Contribution on gross revenue (PIS / COFINS) calculate basis

On March 15, 2017 the Brazilian Federal Supreme Court (STF) ruled that the inclusion of the VAT (ICMS) on federal sales taxes (PIS and COFINS) taxable basis is unconstitutional. During 2019, our companies in Brazil obtained conclusive favorable motions over this exclusion of VAT (ICMS) over PIS / COFINS calculation. The net favorable effects of each case are to be recorded at the time all formalities and legal procedures are finalized and the asset become virtually certain. During 2020 and 2019, the administrative formalities for two of the motions and the recoverable taxes were concluded and were recorded in the income statement.

As of June 30, 2020 and December 31, 2019 the amount of recoverable taxes in Brazil including PIS and COFINS is Ps. 2,989 and Ps. 4,223.

18.2 Tax Reform

Since 2016, the Brazilian federal production and sales tax rates have being modified. However, the Supreme Court decided in early 2017 that the value-added tax will not be used as the basis for calculating the federal sales tax, which resulted in a reduction of the federal sales tax. Notwithstanding the above, the tax authorities appealed the Supreme Court’s decision and are still waiting for a final resolution. For 2020, the federal production and sales taxes together resulted in an average of 15.86% tax over net sales.

In addition, the excise tax on concentrate in Brazil was reduced from 20.0% to 4.0% from September 1, 2018 to December 31, 2018. Temporarily the excise tax rate on concentrate increased from 4.0% to 12.0% from January 1, 2019 to June 30, 2019, and then it was reduced to 8.0% from July 1, 2019 to September 30, 2019, and increased to 10.0% from October 1, 2019 to December 31, 2019. On January 1, 2020 the excise tax rate will be reduced back to 4.0%.

Since March 2020, in Santa Catarina state the ICMS was reduced from 17% to 12% excluding from this benefit to beer and other alcoholic products. As well since May 2020 in the state of Parana, ICMS was excluded from water products. On January 1, 2017, a general tax reform in Colombia reduced the income tax rate from 35.0% to 34.0% for 2017 and then to 33.0% for the following years. In addition, for entities located outside the free trade zone, this reform imposed an extra income tax rate of 6.0% for 2017 and 4.0% for 2018.

For taxpayers located in the free trade zone, the special income tax rate increased from 15.0% to 20.0% for 2017. Additionally, the reform eliminated the temporary tax on net equity, the supplementary income tax at a rate of 9.0% as contributions to social programs and the temporary contribution to social programs at a rate of 5.0%, 6.0%, 8.0% and 9.0% for the years 2015, 2016, 2017 and 2018, respectively.

On January 1, 2019, a new tax reform became effective in Colombia. This reform reduced the income tax rate from 33.0% to 32.0% for 2020, to 31.0% for 2021 and to 30.0% for 2022. The minimum assumed income tax (renta presuntiva sobre el patrimonio) was also reduced from 3.5% to 1.5% for 2019 and 2020, and to 0% for 2021. In addition, the thin capitalization ratio was adjusted from 3:1 to 2:1 for operations with related parties only.

Effective January 1, 2019, the value-added tax was calculated at each sale instead of applied only to the first sale (being able to transfer the value-added tax throughout the entire supply chain). For the companies located in the free trade zone, the value-added tax was calculated based on the cost of production instead of the cost of the imported raw materials (therefore, we were able to credit the value added-tax on goods and services against the value added-tax on the sales price of our products). The municipality sales tax was 50.0% credited against payable income tax for 2019 and 100.0% credited for 2020. Finally, the value-added tax paid on acquired fixed assets can be credited against income tax or the minimum assumed income tax.

The Tax Reform increased the dividend tax on distributions to foreign nonresident’s entities and individuals from 5% to 7.5%. In addition, the tax reform established a 7.5% dividend tax on distributions between Colombian companies. The tax is charged only on the first distribution of dividends between Colombian entities, and could be credited against the dividend tax due once the ultimate Colombian company makes a distribution to its shareholders nonresident shareholders (individuals or entities) or to Colombian individual residents.

In October 2019, the Colombian Constitutional Court declared unconstitutional the tax reform of 2018 (Law 1943). On December 27, 2019, the Senate enacted a new tax reform through the Economic Growth Law, which became effective as of January 1, 2020. In general, the reform maintains the provisions introduced under Law 1943 with certain changes as follow: (i) reduction of the minimum assumed income tax rate (renta presuntiva sobre el patrimonio) from 1.5% to 0.5% for 2020 and maintained the 0% rate for year 2021 and onwards; (ii) reduction of dividends tax rate applicable to Colombian resident individuals from 15% to 10%; (iii) increasing of dividends tax rate applicable to foreign nonresidents (individuals and companies) from 7.5% to 10%; (iv) it postponed to 2022 the possibility of taxpayers to claim 100% of municipality sales tax as a credit against their income tax liability; and (v) gave more flexibility to recover VAT of imported goods from free trade zones.

On January 1, 2018, a tax reform became effective in Argentina. This reform reduced the income tax rate from 35.0% to 30.0% for 2018 and 2019, and then to 25.0% for the following years. In addition, such reform imposed a new tax on dividends paid to non-resident stockholders and resident individuals at a rate of 7.0% for 2018 and 2019, and then to 13.0% for the following years.

However, on December 23, 2019, Argentina enacted a tax reform that became effective since January 2020, keeping the corporate income tax rate of 30% and the dividend withholding tax of 7% for two more years. Besides, beginning on 1 January 2020, taxpayers may deduct 100% of the negative or positive inflation adjustment the year in which the adjustment is calculated, instead of a six years period allocation.

In addition, this reform imposed a new tax applicable for 2020-2024 period, to purchases of foreign currency by Argentine residents to pay goods, services or obligations from abroad. The tax rate will be 30% and will apply to the amount of the taxable purchases. The tax will be withheld at the time of payment for the purchases.

Regarding sales tax in the province of Buenos Aires, the tax rate decreased from 1.75% to 1.5% valid since 2018; while in the City of Buenos Aires, the tax rate increased from 1.0% to 2.0% in 2018, and was reduced to 1.5% in 2019, and will be reduced to 1.0% in 2020, to 0.5% in 2021 and will be zero in 2022.

Effective January 1, 2019, the Mexican government eliminated the right to offset any tax credit against any payable tax (general offset or compensación universal). As of such date, the right to offset any tax credit will be against taxes of the same nature and payable by the same person (not being able to offset tax credits against taxes payable by third parties).

On October 30, 2019, Mexico approved a new Tax Reform, which became effective on January 1, 2020. The most relevant changes are: (i) Taxpayers will be limited to a net interest deduction equal to 30% of the entity’s Adjusted Taxable Income (ATI). ATI will be determined similarly to EBITDA (earnings before interest, taxes, depreciation and amortization). A $20,000,000 pesos (approximately USD 1M) exception applies for deductible interest at a Mexican group level. The non-deductible interests that exceed the limitation could be carried forward for the subsequent 10 tax years; (ii) The reform modifies the excise tax (IEPS) of 1.17 pesos to 1.2616 per liter on the production, sale and import of beverages with added sugar and HFCS (High-fructose corn syrup) for flavored beverages and starting January 1, 2021, this tax will be subject to an annual increase based on the inflation of the previous year; (iii) The excise tax of 25% on energized beverages will be applicable whenever the beverages include a mixture of caffeine with any other stimulating effects substances; (iv) Federal Fiscal Code (FFC) was modified to attribute joint liability to partners, shareholders, directors, managers or any other responsible of the management of the business; (v) added a disclosure obligation of certain reportable transactions to tax authorities; and (vi), increased the tax authorities’ discretion to limit tax benefits or attributes in situations where authorities understand there is a lack of business reason and no economic benefit obtained, other than the tax benefit.

On January 1, 2019 a tax reform became effective in Costa Rica. This reform will allow that the tax on sales not only be applied to the first sale, but to be applied and transferred for each sale; therefore, the tax credits on tax on sales will be recorded not only on goods related to production and on administrative services, but on a greater number of goods and services. Value-added tax on services provided within Costa Rica will be charged at a rate of 13.0% if provided by local suppliers, or withheld at the same rate if provided by foreigner suppliers. Although a territorial principle is still applicable in Costa Rica for operations abroad, a tax rate of 15.0% has been imposed on capital gains from the sale of assets located in Costa Rica. New income tax withholding rates were imposed on salaries and compensations of employees, at the rates of 25.0% and 20.0% (which will be applicable depending on the employee’s salary). Finally, the thin capitalization rules were adjusted to provide that the interest expenses (generated with non-members of the financial system) that exceed 20.0% of the company’s EBITDA will not be deductible for tax purposes.

On November 18, 2019, Panama’s National Assembly voted through a national health program that included a tax on sugar-sweetened beverages. It imposed a 5.0% excise tax (Impuesto Selectivo al Consumo) to non-carbonated beverages added with sugar or any caloric sweetener applicable since December 2019.

Starting January 1, 2020, the excise tax increased from 5.0% to 7.0% to carbonated beverages added with sugar or any caloric sweetener. Drinkable foods based on dairy products, grains or cereals, nectars, fruit juices and vegetables with natural fruit concentrates are exempt from this tax.

For the six-month period ended June 30, 2020 and 2019, the Company´s effective tax rate was 31.5% and 28.2%, respectively. This increase was driven mainly by impairments recognized during the second quarter of 2020.

For the six-month period ended June 30, 2020 and 2019, the major components of income tax expense are:

	June 30, 2020	June 30, 2019
Current tax expense	Ps. 5,222	Ps. 2,821
Deferred tax expense:	(3,131)	(302)

	Ps. 2,091	Ps. 2,519

Note 19. Other Liabilities, Provisions and Contingencies

As of June 30, 2020 and December 31, 2019, other current financial liabilities are Ps. 5,864 and Ps. 1,284, respectively. The balance as of June 30, 2020 includes dividends to be paid in November 2020 for an amount of Ps. 5,104.

As of June 30, 2020 and December 31, 2019, Company’s provisions, other non-current liabilities and other non-current financial liabilities are Ps. 7,509 and Ps. 10,688, respectively.

During June 2020, the Company cancelled indemnifiable assets and contingent liabilities that expired, for an amount of Ps. 1,929.

In respect to contingencies, the Company has various loss contingencies and has recorded reserves as other liabilities for those legal proceedings for which it believes an unfavorable resolution is probable. Most of these contingencies are the result of the Company’s business acquisitions. The following table presents the nature and amount of the contingencies recorded as of June 30, 2020 and December 31, 2019:

	June 30, 2020	December 31, 2019
Taxes	Ps. 2,287	Ps. 4,696
Labor	2,169	2,222
Legal	1,044	1,065

Total	Ps. 5,500	Ps. 7,983

While provision for all probable claims has already been made, the actual outcome of the disputes and the timing of the resolution cannot be estimated by the Company at this time.

The Company has entered into several proceedings with its labor unions, tax authorities and other parties that primarily involve Coca-Cola FEMSA and its subsidiaries. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. Such contingencies were classified by the Company as less than probable but not remote, the estimated amount including uncertain tax position as of June 30, 2020 of these lawsuits is Ps. 79,284, however, the Company believes that the ultimate resolution of such proceedings will not have a material effect on its consolidated financial position or result of operations.

The Company has tax contingencies, most of which are related to its Brazilian operations, with loss expectations assessed by management and supported by the analysis of legal counsel considered as possible. The main possible contingencies of Brazilian operations amounting to approximately Ps. 51,107. This refers to various tax disputes related primarily to: (i) Ps. 9,537 of credits for ICMS (VAT); (ii) Ps. 32,470 related to tax credits of IPI over raw materials acquired from Free Trade Zone Manaus; (iii) Claims of Ps. 6,202 related to compensation of federal taxes not approved by the Tax authorities; and (iv) Ps. 2,898 relating that question the amortization of goodwill generated in acquisitions operations. The Company is defending its position in these matters and final decision is pending in court.

In recent years in its Mexican and Brazilian territories, Coca-Cola FEMSA has been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the soft drink industry where this subsidiaries operates. The Company does not expect any material liability to arise from these contingencies.

As is customary in Brazil, Coca-Cola FEMSA has been required by the tax authorities there to collateralize tax contingencies currently in litigation amounting to Ps. 9,213 and Ps. 10,471, as of June 30, 2019 and December 31, 2019, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies. Additionally in some cases, the Company is required to guarantee tax, legal and labor contingencies by guarantee deposits, these amounts are included in other non current assets line.

Note 20. Information by Segment

The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer, who periodically reviews financial information at the country level. Thus, each of the separate countries in which the Company operates is considered an operating segments, with the exception of the countries in Central America which represent a single operating segment.

The Company has aggregated operating segments into the following reporting segments for the purposes of its consolidated financial statements: (i) Mexico and Central America division (comprising the following countries: Mexico (including corporate operations), Guatemala, Nicaragua, Costa Rica and Panama, and (ii) the South America division (comprising the following countries: Brazil, Argentina, Colombia and Uruguay).

The Company is of the view that the quantitative and qualitative aspects of the aggregated operating segments are similar in nature for all periods presented. In evaluating the appropriateness of aggregating operating segments, the key indicators considered included but were not limited to:(i) similarities of customer base, products, production processes and distribution processes, (ii) similarities of governments, (iii) inflation trends, since hyper-inflationary economy has different characteristics that carry out to making decision on how to deal with the cost of the production and distribution, (iv) currency trends and (v) historical and projected financial and operating statistics, historically and according to our estimates the financial trends of the countries aggregated into an operating segment have behaved in similar ways and are expected to continue to do so.

Inter-segment transfers or transactions are entered into and presented under accounting policies of each segment, which are the same to those applied by the Company. Intercompany operations are eliminated and presented within the consolidation adjustment column included in the tables below. Selected information of the condensed consolidated income statements by geographic operating segment for the six-month period ended June 30, 2020 and 2019 is as follows:

2020	Mexico and Central America(1)		South America(2)		Consolidated
Total revenues	Ps.	52,904	Ps.	35,437	Ps.	88,341
Intercompany revenue		2,538		8		2,546
Gross profit		25,933		13,815		39,748
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method		10,337		(3,699)		6,638
Depreciation and amortization		3,028		2,046		5,074
Non-cash items other than depreciation and amortization		927		441		1,368
Equity in earnings (loss) of associated companies and joint ventures		(6)		(138)		(144)
Total assets		165,541		106,360		271,901
Investments in associate companies and joint ventures		5,870		2,621		8,491
Total liabilities		120,242		25,776		146,018
Capital expenditures, net(3)		2,554		1,313		3,867

2019	Mexico and Central America(1)		South America(2)		Consolidated
Total revenues	Ps.	53,831	Ps.	40,613	Ps.	94,444
Intercompany revenue		2,688		7		2,695
Gross profit		25,946		17,149		43,095
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method		5,185		3,754		8,939
Depreciation and amortization		2,949		2,077		5,026
Non-cash items other than depreciation and amortization		505		155		660
Equity in earnings (loss) of associated companies and joint ventures		(94)		30		(64)
Total assets		147,374		110,465		257,839
Investments in associate companies and joint ventures		6,198		3,553		9,751
Total liabilities		95,694		32,460		128,154
Capital expenditures, net(3)		2,079		1,882		3,961

(1)

Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico only) revenues were Ps. 43,571 and Ps. 45,049 during the six-month period ended June 30, 2020 and 2019, respectively. Domestic (Mexico only) total assets were Ps. 145,232 and Ps. 130,047 as of June 30,2020 and December 31, 2019, respectively. Domestic (Mexico only) total liabilities were Ps. 115,360 and Ps. 91,427 as of June 30,2020 and December 31, 2019, respectively.

(2)

South America includes Brazil, Argentina, Colombia and Uruguay. South America revenues include Brazilian revenues of Ps. 25,374 and Ps. 28,777 during the six-month period ended June 30, 2020 and 2019, respectively. Brazilian total assets were Ps. 76,580 and Ps. 82,667 as of June 30, 2020 and December 31, 2019, respectively. Brazilian total liabilities Ps. 17,404 and Ps. 24,103 as of June 30, 2020 and December 31, 2019, respectively. South America revenues also include Colombian revenues of Ps. 5,779 and Ps. 6,409 during the six-month period ended June 30, 2020 and 2019, respectively. Colombian total assets were Ps. 17,331 and Ps. 16,518 as of June 30, 2020 and December 31, 2019, respectively. Colombian total liabilities were Ps. 3,783 and Ps. 4,154 as of June 30, 2020 and December 31, 2019, respectively. South America revenues also include Argentine revenues Ps. 2,890 and Ps. 3,774 during the six-month period ended June 30, 2020 and 2019, respectively. Argentine total assets were Ps. 5,799 and Ps. 5,341 as of June 30, 2020 and December 31, 2019, respectively. Argentine total liabilities were Ps. 1,537 and Ps. 1,637 as of June 30, 2020 and December 31, 2019, respectively. South America revenues also include Uruguay revenues Ps. 1,394 and Ps. 1,653 during the six-month period ended June 30, 2020 and 2019, respectively. Uruguay total assets were Ps. 6,650 and Ps. 5,939 as of June 30, 2020 and December 31, 2019, respectively. Uruguay total liabilities were Ps. 3,052 and Ps. 2,566 as of June 30, 2020 and December 31, 2019, respectively.

(3)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

Note 21. Revenue Recognition

The Company recognizes revenue when it has transferred to the client control over the good sold or the service rendered. Control refers to the ability of the client to direct and obtain substantially all the transferred product benefits. Also, it implies that the customer has the ability to prevent a third-party from directing the use and obtaining substantially all the benefits of the transferred product. Coca-Cola FEMSA’s management applies the following considerations to analyze the moment in which the control of the good sold or the service is transferred to the client

•	Identify the contract (written, spoken or according to the conventional business practices)

•	Evaluate the goods and services engaged in the client’s contract and identify the related performance obligations.

•

Consider the contract terms and the commonly accepted practices in the business to determine the transaction price. The transaction price is the consideration that the Company expects to be entitled for transferring the goods and services engaged with the client, excluding the collected amount for third parties, such as taxes directly related to the sales. The consideration engaged in a customer’s contract may include fixed amount, variable amounts or both of them.

•

Allocate the transaction price to each performance obligation (to each good or services different) for an amount that represents the part of the benefit that the Company expects to receive in exchange for the right of transferring the goods or services engaged with the client.

•	Recognize revenue when (or while) it satisfied the performance obligation through the transfer of the goods or services engaged.

All of the conditions mentioned above are accomplished normally when the goods are delivered and services are provided to the customer and this moment is considered a point in time. The net sales reflect the units delivered at list price, net of promotions and discounts.

The Company generates revenues for the following principal activities:

Sale of goods

It includes the sales of goods by all the subsidiaries of the Company, mainly the sale of beverages of the leading brand of Coca-Cola inwhich the revenue is recognized in the point of time those products were sold to the customers

Rendering of services

It includes the revenues of distribution services that the Company recognizes as revenues as the related performance obligation is satisfied. The Company recognizes revenues for rendering of services during the time period in which the performance obligation is satisfied according with the following conditions:

•	The customer receives and consume simultaneously the benefits, as the Company satisfies the performance obligation;

•	The customer controls related assets, even if the Company improve them;

•	The revenues can be measured reliably; and

•	The Company has the right to payment for the performance completed to date

Sources of Revenue	For the six-month period ended June 30, 2020		For the six-month period ended June 30, 2019
Revenues sale of products	Ps.	87,821	Ps.	93,909
Services rendered		188		175
Other operating revenues		332		360

Revenue from contracts with customers	Ps.	88,341	Ps.	94,444

Variable allowances granted to customers

The Company adjusts the transaction price based on the estimations of the promotions, discounts or any other variable allowances that may be grantable to the customers and are recognized at the moment of sale, this is net of sale. These estimations are based on the commercial agreements celebrated with the customers and in the historical performance of the customer using the expected value method, due to a significant portion of sales are made in cash and the credits sales are based on short term contracts so the financial components on credit sales are not significant.

Contracts costs

The incremental costs for obtaining a customer contracts are recognized as an asset if the Company expects to recover the costs associated to them. The incremental costs are those in which you incur to obtain a contract and that wouldn’t be incurred if the contract hadn’t been obtained. The Company recognizes these costs as an expense in the consolidated income statement when the associated revenue is realized in a period equal or less than one year. The recognized assets, as previously indicated, is amortized in a systematic way as goods and services are transferred to the client in such way that the asset will be recognized in the income statement through its amortization in the same period that revenue is recognized.

Note 22. Supplemental Guarantor Information

Interim Condensed Consolidating Financial Information

The following consolidating information presents condensed consolidating statements of financial position as of June 30, 2020 and December 31, 2019 and condensed consolidating statements of income, other comprehensive income and cash flows for each of the six month periods ended June 30, 2020 and 2019 of the Company and Propimex, S. de R.L. de C.V., Comercializadora la Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador CIMSA, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V (as successor guarantor of Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V.) and Yoli de Acapulco, S. de R. L. de C.V. (the Guarantors).

These statements are prepared in accordance with IFRS, as issued by the IASB, with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. The guarantees of the Guarantors are full and unconditional.

The accounting policies applied in the preparation of the condensed financial statements is the same as those used in the preparation of the consolidated financial statements (see Note 3).

The Company’s consolidating condensed financial information for the (i) Coca-Cola FEMSA as a Parent; (ii) its 100% owned guarantors subsidiaries (on standalone basis), which are wholly and unconditional guarantors under both prior years debt and current year debt referred to as “Senior Notes” in Note 12; (iii) the combined non-guarantor subsidiaries; iv) eliminations and v) the Company’s consolidated financial statements are as follows:

	Parent		Combined Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Unaudited
	Consolidated Statement of Financial Position As of June 30, 2020
Assets:
Current assets:
Cash and cash equivalents	Ps.	21,327	Ps.	9,345	Ps.	10,801	Ps.	—	Ps.	41,473
Accounts receivable, net		23,315		27,356		43,141		(84,627)		9,185
Inventories		—		1,630		8,337		—		9,967
Recoverable taxes		226		1,339		3,576		—		5,141
Other current assets and other current financial assets		31		328		4,333		—		4,692

Total current assets		44,899		39,998		70,188		(84,627)		70,458

Non-current assets:
Investments in other entities		139,237		116,393		2,637		(249,776)		8,491
Rights of use assets		—		512		713		—		1,225
Property, plant and equipment, net		—		18,650		42,626		—		61,276
Intangible assets, net		28,863		37,284		43,192		—		109,339
Deferred tax assets		5,160		2,260		3,913		—		11,333
Other non-current assets and other non-current financial assets		36,878		7,122		8,869		(43,090)		9,779
Total non-current assets		210,138		182,221		101,950		(292,866)		201,443

Total assets	Ps.	255,037	Ps.	222,219	Ps.	172,138	Ps.	(377,493)	Ps.	271,901

Liabilities:
Current liabilities:
Short-term bank loans and notes payable and current portion of non-current debt	Ps.	13,649	Ps.	—	Ps.	3,598	Ps.	—	Ps.	17,247
Current portion of lease liabilities		—		145		348		—		493
Interest payable		654		—		28		—		682
Suppliers		16		8,250		8,011		(64)		16,213
Other current liabilities		32,579		37,564		37,868		(84,563)		23,448

Total current liabilities		46,898		45,959		49,853		(84,627)		58,083

Non-current liabilities:
Bank loans and notes payable		73,458		—		581		—		74,039
Lease liabilities		—		369		448		—		817
Other non-current liabilities		16,405		36,923		2,841		(43,090)		13,079

Total non-current liabilities		89,863		37,292		3,870		(43,090)		87,935

Total liabilities		136,761		83,251		53,723		(127,717)		146,018

Equity:
Equity attributable to equity holders of the parent		118,276		138,968		112,586		(249,776)		120,054
Non-controlling interest in consolidated subsidiaries		—		—		5,829		—		5,829

Total equity		118,276		138,968		118,415		(249,776)		125,883

Total liabilities and equity	Ps.	255,037	Ps.	222,219	Ps.	172,138	Ps.	(377,493)	Ps.	271,901

	Parent		Combined Wholly- owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Consolidated Statement of Financial Position As of December 31, 2019
Assets:
Current assets:
Cash and cash equivalents	Ps.	9,849	Ps.	4,464	Ps.	6,178	Ps.	—	Ps.	20,491
Accounts receivable, net		18,832		28,528		59,730		(91,614)		15,476
Inventories		—		1,462		9,076		—		10,538
Recoverable taxes		189		1,474		5,904		—		7,567
Other current assets and other current financial assets		188		522		2,014		—		2,724

Total current assets		29,058		36,450		82,902		(91,614)		56,796

Non-current assets:
Investments in other entities		153,782		147,846		3,571		(295,448)		9,751
Rights of use assets		—		594		788		—		1,382
Property, plant and equipment, net		—		19,130		42,057		—		61,187
Intangible assets, net		27,608		36,501		47,941		—		112,050
Deferred tax assets		4,411		2,208		3,813		—		10,432
Other non-current assets and other non-current financial assets		22,697		5,742		19,663		(41,861)		6,241
Total non-current assets		208,498		212,021		117,833		(337,309)		201,043

Total assets	Ps.	237,556	Ps.	248,471	Ps.	200,735	Ps.	(428,923)	Ps.	257,839

Liabilities:
Current liabilities:
Short-term bank loans and notes payable and current portion of non-current debt	Ps.	9,421	Ps.	—	Ps.	2,064	Ps.	—	Ps.	11,485
Current portion of lease liabilities		—		143		340		—		483
Interest payable		422		—		17		—		439
Suppliers		11		3,735		16,225		(139)		19,832
Other current liabilities		33,151		48,249		28,846		(91,475)		18,771

Total current liabilities		43,005		52,127		47,492		(91,614)		51,010

Non-current liabilities:
Bank loans and notes payable		57,455		—		1,037		—		58,492
Lease liabilities		—		452		448		—		900
Other non-current liabilities		14,161		36,797		8,653		(41,859)		17,752

Total non-current liabilities		71,616		37,249		10,138		(41,859)		77,144

Total liabilities		114,621		89,376		57,630		(133,473)		128,154

Equity:
Equity attributable to equity holders of the parent		122,935		159,095		136,354		(295,450)		122,934
Non-controlling interest in consolidated subsidiaries		—		—		6,751		—		6,751

Total equity		122,935		159,095		143,105		(295,450)		129,685

Total liabilities and equity	Ps.	237,556	Ps.	248,471	Ps.	200,735	Ps.	(428,923)	Ps.	257,839

	Parent		Combined Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Unaudited Condensed consolidating income statements: For the six-months periods ended June 30, 2020
Total revenues	Ps.	1	Ps.	44,722	Ps.	69,881	Ps.	(26,263)	Ps.	88,341
Cost of goods sold		—		24,835		46,221		(22,463)		48,593

Gross profit		1		19,887		23,660		(3,800)		39,748
Administrative expenses		222		1,480		3,535		(1,504)		3,733
Selling expenses		—		10,805		15,941		(2,347)		24,399
Other expenses (income), net		(9)		712		809		—		1,512
Interest expense, net		3,160		1,618		(651)		8		4,135
Foreign exchange (gain) loss, net		940		(200)		(1,233)		—		(493)
Other financing (gain) expense income, net		—		—		(176)		—		(176)
Income taxes		(914)		1,700		1,305		—		2,091
Share in the profit of equity accounted investees, net of tax		8,056		2,677		(140)		(10,737)		(144)

Consolidated Net income	Ps.	4,658	Ps.	6,449	Ps.	3,990	Ps.	(10,694)	Ps.	4,403

Attributable to:
Equity holders of the parent		4,658		6,449		4,246		(10,694)		4,659
Non-controlling interest		—		—		(256)		—		(256)

Consolidated Net income	Ps.	4,658	Ps.	6,449	Ps.	3,990	Ps.	(10,694)	Ps.	4,403

	Parent		Combined Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Unaudited Condensed consolidating income statements: For the six-months periods ended June 30, 2019
Total revenues	Ps.	1	Ps.	47,594	Ps.	75,878	Ps.	(29,029)	Ps.	94,444
Cost of goods sold		—		27,455		48,538		(24,644)		51,349

Gross profit		1		20,139		27,340		(4,385)		43,095
Administrative expenses		445		1,662		3,844		(1,566)		4,385
Selling expenses		—		11,690		16,708		(2,820)		25,578
Other expenses (income), net		2		183		855		—		1,040
Interest expense, net		2,325		1,931		(1,332)		—		2,924
Foreign exchange (gain) loss, net		(190)		45		344		—		199
Other financing (gain) expense income, net		—		—		30		—		30
Income taxes		(423)		1,351		1,591		—		2,519
Share in the profit of equity accounted investees, net of tax		8,244		5,559		32		(13,899)		(64)

Consolidated Net income	Ps.	6,086	Ps.	8,836	Ps.	5,332	Ps.	(13,898)	Ps.	6,356

Attributable to:
Equity holders of the parent		6,086		8,836		5,063		(13,898)		6,087
Non-controlling interest		—		—		269		—		269

Consolidated Net income	Ps.	6,086	Ps.	8,836	Ps.	5,332	Ps.	(13,898)	Ps.	6,356

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Unaudited Condensed consolidating statements of comprehensive income For the six-months periods ended June 30, 2020
Consolidated net income	Ps.	4,658	Ps.	6,449	Ps.	3,990	Ps.	(10,694)	Ps.	4,403

Other comprehensive income, net of taxes:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Valuation of the effective portion of derivative financial instruments, net of taxes		1,293		599		(1,142)		599		1,349
Exchange differences on translation of foreign operations		1,611		4,098		889		(5,709)		889

Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:		2,904		4,697		(253)		(5,110)		2,238

Items not to be reclassified to profit or loss in subsequent periods:
Remeasurements of the net defined benefit liability, net of taxes		(233)		(26)		(677)		702		(234)

Net other comprehensive income (loss) not being reclassified to profit or loss in subsequent periods:		(233)		(26)		(677)		702		(234)

Total comprehensive income (loss), net of tax		2,671		4,671		(930)		(4,408)		2,004

Consolidated comprehensive income (loss) for the year, net of tax	Ps.	7,329	Ps.	11,120	Ps.	3,060	Ps.	(15,102)	Ps.	6,407

Attributable to:
Equity holders of the parent	Ps.	7,329	Ps.	11,120	Ps.	3,982	Ps.	(15,102)	Ps.	7,329
Non-controlling interest		—		—		(922)		—		(922)

Consolidated comprehensive income (loss) for the year, net of tax	Ps.	7,329	Ps.	11,120	Ps.	3,060	Ps.	(15,102)	Ps.	6,407

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Unaudited Condensed consolidating statements of comprehensive income For the six-months periods ended June 30, 2019
Consolidated net income	Ps.	6,086	Ps.	8,836	Ps.	5,332	Ps.	(13,898)	Ps.	6,356

Other comprehensive income, net of taxes:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Valuation of the effective portion of derivative financial instruments, net of taxes		(619)		209		(444)		209		(645)
Exchange differences on translation of foreign operations		(719)		(9,484)		(825)		10,203		(825)

Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:		(1,338)		(9,275)		(1,269)		10,412		(1,470)

Items not to be reclassified to profit or loss in subsequent periods:
Remeasurements of the net defined benefit liability, net of taxes		(7)		81		(429)		348		(7)

Net other comprehensive income (loss) not being reclassified to profit or loss in subsequent periods:		(7)		81		(429)		348		(7)

Total comprehensive income (loss), net of tax		(1,345)		(9,194)		(1,698)		10,760		(1,477)

Consolidated comprehensive income (loss) for the year, net of tax	Ps.	4,741	Ps.	(358)	Ps.	3,634	Ps.	(3,138)	Ps.	4,879

Attributable to:
Equity holders of the parent	Ps.	4,741	Ps.	(358)	Ps.	3,497	Ps.	(3,138)	Ps.	4,742
Non-controlling interest		—		—		137		—		137

Consolidated comprehensive income (loss) for the year, net of tax	Ps.	4,741	Ps.	(358)	Ps.	3,634	Ps.	(3,138)	Ps.	4,879

	Parent		Combined Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Unaudited Condensed Consolidated Statements of Cash Flows for the six-months periods ended June 30, 2020
Cash flows from operating activities:
Income before income tax	Ps.	3,744	Ps.	8,149	Ps.	5,295	Ps.	(10,694)	Ps.	6,494
Non-cash items		(3,963)		1,130		2,327		10,694		10,188
Changes in working capital		104		4,758		(3,492)		88		1,458

Net cash flows (used in)/from financing activities		(115)		14,037		4,130		88		18,140

Investing activities:
Interest received		1,816		1,090		1,719		(4,069)		556
Acquisition of long-lived assets, net		—		(1,241)		(2,014)		—		(3,255)
Acquisition of intangible assets and other investing activities		(2,398)		(168)		1,928		—		(638)
Investments in financial assets, net		—		(227)		14,425		(14,455)		(257)
Dividends received		9,837		11,438		16		(21,275)		16

Net cash flows used in investing activities		9,255		10,892		16,074		(39,799)		(3,578)

Financing activities:
Proceeds from borrowings		38,819		—		2,276		—		41,095
Repayment of borrowings		(26,231)		—		(1,387)		—		(27,618)
Interest paid		(4,337)		(2,635)		(758)		4,069		(3,661)
Dividends paid		(5,105)		(4,997)		(16,278)		21,275		(5,105)
Interest paid on lease liabilities		—		(55)		(4)		—		(59)
Payments of leases		—		(61)		(128)		(88)		(277)
Other financing activities		(3,671)		(12,297)		701		14,455		(812)

Net cash flows (used in)/from financing activities		(525)		(20,045)		(15,578)		39,711		3,563

Net (decrease) increase in cash and cash equivalents		8,615		4,884		4,626		—		18,125
Initial balance of cash and cash equivalents		9,849		4,464		6,178		—		20,491
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies		2,863		(3)		(3)		—		2,857

Ending balance of cash and cash equivalents	Ps.	21,327	Ps.	9,345	Ps.	10,801	Ps.	—	Ps.	41,473

	Parent		Combined Wholly- owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Unaudited Condensed Consolidated Statements of Cash Flows for the six-months periods ended June 30, 2019
Cash flows from operating activities:
Income before income tax	Ps.	5,663	Ps.	10,187	Ps.	6,923	Ps.	(13,898)	Ps.	8,875
Non-cash items		(7,392)		(4,829)		7,128		13,898		8,805
Changes in working capital		(35)		1,585		(3,394)		88		(1,756)

Net cash flows (used in)/from financing activities		(1,764)		6,943		10,657		88		15,924

Investing activities:
Interest received		1,421		1,160		2,776		(4,806)		551
Acquisition of long-lived assets, net		—		(1,401)		(1,912)		—		(3,313)
Acquisition of intangible assets and other investing activities		(1,014)		(28)		397		—		(645)
Investments in financial assets, net		(42)		(172)		3,267		(3,255)		(202)
Dividends received		8,756		779		—		(9,535)		—

Net cash flows used in investing activities		9,121		338		4,528		(17,596)		(3,609)

Financing activities:
Proceeds from borrowings		—		—		213		—		213
Repayment of borrowings		(4,665)		—		(355)		—		(5,020)
Interest paid		(2,002)		(19)		(5,105)		4,806		(2,320)
Dividends paid		(3,718)		(5,966)		(3,573)		9,535		(3,722)
Interest paid on lease liabilities		—		(68)		(4)		—		(72)
Payments of leases		—		(55)		(83)		(88)		(226)
Other financing activities		(2,816)		1,454		(2,670)		3,255		(777)

Net cash flows (used in)/from financing activities		(13,201)		(4,654)		(11,577)		17,508		(11,924)

Net (decrease) increase in cash and cash equivalents		(5,844)		2,627		3,608		—		391
Initial balance of cash and cash equivalents		16,529		1,026		6,172		—		23,727
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies		(322)		(13)		(298)		—		(633)

Ending balance of cash and cash equivalents	Ps.	10,363	Ps.	3,640	Ps.	9,482	Ps.	—	Ps.	23,485

Note 23. Explanation of the seasonality or cyclical nature of intermediate operations

The Company’s operation results are subject to seasonality. In general, business units net sales increases during summer and winter seassons during holidays. In Mexico, Central America and Colombia, the Company reaches highest’s net sales levels during summer from April to August, as well as in December due to holidays. In Brazil, Uruguay and Argentina, highest’s net sales levels occur during summer from October to March and in December. Our operational results reflects seasonality, but includes also, among others, economic conditions and weather. Due to above mentioned, the Company’ quaterly operation results can be neither consider as an isolate indicator of the full year results nor historical operation results as an isolate indicator of the forecast results. For the six-month period ended June 30, 2020 and 2019, there are not significant impacts on the Company’s operations results due to seasonality.

Note 24. Future Impact of Recently Issued Accounting Standards not yet in Effect:

The Company has not applied the following standards, amendments and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 17 Insurance Contracts (“IFRS 17”)

Issued in May 2017 in replacement for IFRS 4 Insurance Contracts (“IFRS 4”), which exempted companies from accounting for insurance contracts using national accounting standards resulting in a large difference in approaches and GAAP differences. IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure for issued insurance contracts. It also requires similar criteria applicable to issued reinsurance contracts with discretionary participation characteristics. IFRS 17 resolves the comparability of problems arising from IFRS 4 by requiring that all insurance contracts be accounted for consistently. In accordance with the provisions of IFRS 17, insurance obligations will be accounted for using current values instead of historical cost. IFRS 17 is effective for periods beginning on or after January 1, 2021, and its early application is permitted. The modification will not have an impact in the Company’s consolidated financial statements.

Modifications to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Business.

They were issued in September 2014, acknowledging the inconsistency between the requirements of IFRS 10 and those of IAS 28 (2011), in relation to the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the modifications is that a total profit or loss is recognized when a transaction involved a business (whether it is in a subsidiary or not). A partial gain or loss is recognized when the transaction involved assets that do not constitute a business, even if these assets are in a subsidiary. In December 2015, the IASB decided to indefinitely defer the effective date of the modifications made, indicating that a new one will be determined, when the reviews are completed, resulting from the research project for the registration of the participation method.

The modification will not have an impact in the Company´s consolidated financial statements.

Modifications to IAS 1 – Liabilities classification as currents or non-currents.

The amendments to the IAS 1, reference to the classification of liabilities as currents or non-currents only affects the presentation of liabilities in the Statement of Financial Position, and not to the amount or moment of the recognition of any asset, income or expense, ether to the information that the entities disclosure about these points. The amendments:

•

Clarify that the classification of the liabilities as currents or non-currents should base in the existent rights at the end of the period about which is informed, and align the drafting in all the affected paragraphs to refer the “right” to differ the twelve month liquidation, and make explicit that only the current rights “at the end of the report period” should affect the classification of a liability

•	Clarify that the classification is not going to be affected by the expectancies about if an entity exercise its right to differ the liquidation of a liability

•	Clarify that the liquidation refers to the transference to the counterpart of cash, instruments of equity and other assets or services.

The company is evaluating the possible impacts of the adoption of the amendment.

Modifications to the IAS 16 Property, Plant and Equipment – Sale before the previous use

The amendment is effective for annual periods that begin on January 1st, 2020. With the permitted anticipate application. The entities will only apply retrospectively the amendment to those elements of property, plant and equipment that are taken to the necessary location and conditions, so they can operate in the manner the administration foresaw, in or after the beginning of the first period presented in the financial inform that the entity applies in the amendment.

The purpose of this project is to clarify the accountability for the net incomes derivate of the sales of any produced element while an element of Property, Plant and Equipment (PP&E) is putted in use.

On May 2020, International Accounting Standards Board (IASB) issued Property, Plant and Equipment: incomes before its predicted use, that made modification to the IAS 16; Property, “Plant and Equipment”. These amendments prohibit that a company deduce the cost of the property, plant and equipment; the received amounts for the sale of produced goods while the company prepares the asset for its expected use. Instead, a company will recognize those sales incomes and related costs in results. The company is evaluating the possible impacts of the amendment adoption.

Modifications to IFRS – 3 – Reference to conceptual frameworks.

IFRS 3, Business Combinations specifies how an entity should account for the assets and liabilities it acquires when it obtains control of a business. IFRS 3 requires an entity to refer to the Conceptual Framework for Financial Reporting (Conceptual Framework) to determine what constitutes an asset or a liability.

Originally, IFRS 3 required an entity to refer to the version of the Conceptual Framework that existed when IFRS 3 was developed. The purpose of this project was to update IFRS 3 to require an entity to refer instead to a later version issued in March 2018.

The Board completed this project in May 2020 by issuing amendments to IFRS 3. The amendments updated the reference to the Conceptual Framework. They also added to IFRS 3 an exception to its requirement for an entity to refer to the Conceptual Framework to determine what constitutes an asset or a liability. The exception specifies that, for some types of liabilities and contingent liabilities, an entity applying IFRS 3 should instead refer to IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The Board added this exception to avoid an unintended consequence of updating the reference. Without the exception, an entity would have recognized some liabilities on the acquisition of a business that it would not recognize in other circumstances. Immediately after the acquisition, the entity would have had to derecognize such liabilities and recognize a gain that did not depict an economic gain.

The Board expects this exception to remain in IFRS 3 for as long as the definition of a liability in IAS 37 differs from the definition in the latest version of the Conceptual Framework. The Board plans to consider aligning the definitions as part of a project to make targeted improvements to IAS 37.

The amendments to IFRS 3 are effective for business combinations occurring in reporting periods starting on or after January 1, 2022. Earlier application is permitted.

The company is evaluating all the possible impacts derivate of the adoption of this amendment.

Note 25. Subsequent Events

The COVID-19 pandemic has also caused and continues to cause significant volatility in the financial markets, undermining investors’ confidence in the growth of countries and businesses. Major stock markets have halted operations on several occasions as persistent market turmoil intensifies and new information becomes available. Currencies in many of the countries where we operate, including the Mexican peso, have suffered a significant depreciation against the U.S. dollar as compared to December 31, 2019, which has increased the cost of some of our raw materials, and therefore negatively affected our financial results. In addition, the long-term economic effects of the COVID-19 pandemic may include lower or negative growth rates in the markets where we operate and reduced demand for our products or a shift to lower margin products. The COVID-19 pandemic has also increased the interest rates for short term loans, and these market conditions, if persisting for an extended duration, could affect our costs of financing. Furthermore, the duration of the COVID-19 pandemic is uncertain, and we cannot predict whether the virus will continue spreading in the territories where we operate or when or if the pandemic will subside.